April 3, 2023

Dear fellow Goldman Sachs shareholder,

I urge you to vote for Proposal 10 at the Goldman Sachs (“Goldman” or the “Bank”) annual meeting on April 26, 2023. Proposal 10 requests that Goldman disclose interim 2030 absolute greenhouse gas emissions (GHG) reduction targets (“absolute targets”) covering both lending and underwriting for two high emitting sectors: Oil and Gas and Power Generation. These targets should be in addition to the emission intensity targets for these sectors that Goldman has set and should be aligned with a science-based pathway. While Goldman has made significant commitments to address climate change, it still has a long way to go in reducing its exposure to climate-related financial risk.

The absolute targets requested in Proposal 10 will enable shareholders, as well Goldman’s own board of directors, to hold management accountable for the Bank’s progress towards achieving its own climate change commitments and efforts to mitigate associated climate risk. Specifically, Goldman has committed to “to align [its] financing activities with a net zero by 2050 pathway”- a goal that the Intergovernmental Panel on Climate Change (IPCC) has said is required to avoid the most devastating consequences of climate change - and “to deliver on the goals of the Paris agreement.”1 As a signatory to the Net Zero Banking Alliance (NZBA), Goldman has also agreed to report progress towards its net zero GHG emissions by 2050 goal against absolute emissions and/or emissions intensity targets.

Proposal 10 was submitted by the New York City Employees’ Retirement System, the New York City Teachers’ Retirement System, and the New York City Board of Education Retirement System (collectively, the “Proponents”), which are long-term Goldman shareholders with approximately 435,000 combined shares valued at about $159 million as of January 31, 2023. The Proponents submitted Proposal 10 requesting absolute targets for the following reasons:

1.	Goldman has set only intensity targets, which paint an incomplete picture of the Bank's progress toward meeting its climate commitments.
2.	Absolute targets are more transparent and comparable than intensity targets.
3.	Absolute targets are in line with industry best practices, consistent with proposed U.S regulations, and central to the guidance of leading industry standard setters. By not setting absolute targets, Goldman lags its peers and opens itself to regulatory, reputational, and litigation risks.
4.	Absolute targets against which to measure progress are necessary to enable shareholders to assess whether any emissions reductions reported by Goldman are on a science-based pathway towards the Bank’s commitment to achieve net zero emissions from its financing activities by 2050.
5.	Setting absolute targets will allow Goldman to demonstrate its commitment to reducing real-world emissions, consistent with its stated goal of achieving net zero absolute emissions by 2050, in order to mitigate climate change and the significant transition risks it poses to Goldman.

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1 Goldman Sachs TCFD Report: accelerating-transition-report.pdf (goldmansachs.com)

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I detail each of these below.

1.	Goldman has set only intensity targets, which paint an incomplete picture of the Bank's progress toward meeting its climate commitments.

In its opposition statement to Proposal 10, Goldman discloses that it has set only intensity targets, which serve a different purpose than the absolute targets requested in Proposal 10.

Absolute targets focus on the actual reduction of emissions while intensity targets only measure the amount of emissions relative to the amount of output. Intensity targets do not guarantee that actual emissions are reduced, so in the absence of corresponding absolute targets, intensity targets paint an incomplete picture of Goldman's progress towards meeting its emissions reduction commitments.

2.	Absolute targets are more transparent and comparable than intensity targets.

Absolute targets provide a clear benchmark for measuring progress towards reducing emissions and are less susceptible to manipulation by the Bank’s clients. They are more transparent and easier to understand than intensity targets, which can be complicated to calculate and difficult for investors to understand. By contrast, absolute targets enable shareholders to better understand Goldman's progress towards achieving net zero emissions by 2050.

These are among the reasons that Citigroup, which surpasses other major banks by committing to a 29% absolute reduction target for the energy sector by 2030, has stated that “[f]or the Energy sector, absolute reduction is required to meet net zero goals and is the most transparent target selection.”2

Absolute targets also allow for more accurate comparisons, both over time and across different sectors and geographies. Intensity targets can be influenced by external factors such as changes in economic activity or technological advancements, which can make it difficult to compare a bank’s emissions intensity from one year to the next. For example, the emissions intensity of a bank’s lending to the energy sector will be significantly different from its lending to the automotive sector, making it difficult to compare the two using an intensity target alone.

3.	Absolute targets are in line with industry best practice, consistent with proposed U.S regulations, and central to the guidance of leading industry standard setters. By not setting absolute targets, Goldman lags its peers and opens itself to regulatory, reputational, and litigation risks.

There is a consensus among regulators and financial industry standard setters regarding the importance of absolute targets to a credible decarbonization strategy:

•	The SEC’s proposed climate disclosure rule requires disclosure of Scopes 1 and 2 greenhouse gas emissions, and Scope 3 emissions if material,[3] in absolute and intensity terms. Any reduction targets must also be disclosed.

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2 Citigroup TCFD Report, 2021: taskforce-on-climate-related-financial-disclosures-report-2021.pdf (citigroup.com)

3 Scope 3 emissions comprise an overwhelming majority (92%) of a financial institution’s carbon footprint according to recent MSCI analysis, https://www.msci.com/www/blog-posts/which-scope-3-emissions-will/03153333292

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•	Convened by more than 450 banks and insurers, the United Nations Environment Programme’s Finance Initiative (“UNEP FI”), recommends various approaches to reducing portfolio emissions, including [both] “absolute contraction” or “[r]educing the absolute amount of carbon in the portfolio,” and “[e]conomic intensity-based” approach or “[a]chieving a greater carbon efficiency per dollar invested.” According to UNEP FI recommendations, “…it is most convincing for investors to use an absolute contraction approach…”[4]
•	The Sustainable Markets Initiative’s Asset Manager and Asset Owner Task Force, which includes Goldman Sachs Asset Management, established Investor Expectations for Banking Transition to Net Zero Emissions, which include setting emission reduction targets in absolute terms for high-emitting sectors that deserve additional consideration. These targets should cover all material on and off-balance sheet activities, including both lending and capital markets underwriting.[5]
•	The Partnership for Carbon Accounting Financials (PCAF), a financial industry-led partnership that facilitates financial industry alignment with the Paris Agreement, states, “to limit climate change and meet the goals of the Paris Agreement, financiers must actively seek out actions that reduce generated emissions in absolute terms, i.e., absolute emissions.[6]

Goldman, like other signatories to the Net Zero Banking Alliance (NZBA), has committed to achieve net zero GHG emissions before 2050 and to report absolute emissions as well as progress against absolute emissions and/or emissions intensity targets.

Unlike Goldman, many other North American NZBA signatories have already disclosed 2030 absolute targets for their oil and gas lending portfolios. These include Citigroup, Wells Fargo, HSBC, and Bank of Montreal.

In recent months, both U.S. and international banking supervisory bodies have published draft guidance outlining principles for banks to manage material climate-related financial risks adequately. The OCC,7 the Federal Deposit Insurance Corporation (FDIC),8 the Basel Committee on Banking Supervision (BIS),9 and the European Central Bank10 have outlined concerns regarding the potential mismatch between banks’ public statements and their internal strategy or risk appetite. In other words, the consequence of greenwashing is of significant concern to regulators. The proponent believes that Goldman may face regulatory, reputational, and litigation risks by continuing to adopt intensity metrics without offering evidence that it expects its climate strategy to result in real-world reductions in emissions.

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4 United Nations Environment Programme, “Recommendations for Credible Net-Zero Commitments from Financial Institutions,” https://www.unepfi.org/themes/climate-change/recommendations-for-credible-net-zero-commitments-from-financial-institutions/

5 https://a.storyblok.com/f/109506/x/6ead79ec98/smi-investor-expectations-for-banking-transition-to-net-zero-paper.pdf

6 Partnership for Carbon Accounting Financials Standard, https://carbonaccountingfinancials.com/en/standard

7 https://www.occ.gov/news-issuances/bulletins/2021/bulletin-2021-62a.pdf

8 https://www.govinfo.gov/content/pkg/FR-2022-04-04/pdf/2022-07065.pdf

9 https://www.bis.org/bcbs/publ/d532.pdf

10 https://www.bankingsupervision.europa.eu/press/speeches/date/2022/html/ssm.sp220922~bb043aa0bd.en.html

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.

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Lastly, Goldman may be vulnerable to significant legal costs as a result of litigation. Analysts expect that climate lawsuits will become common.11.

4.	Absolute targets against which to measure progress are necessary to enable shareholders to assess whether any emissions reductions reported by Goldman are on a science-based pathway towards the Bank’s commitment to achieve net zero emissions from its financing activities before 2050 and to assess whether the Company is mitigating climate risk.

As a member of the Net-Zero Banking Alliance, Goldman has committed to disclosing its absolute emissions. But, absent disclosure of the absolute targets requested in Proposal 8 against which to measure progress, shareholders are unable to assess whether any reported reductions in absolute emissions are on a science-based pathway towards Goldman’s commitment to achieve net zero emissions from its financing activities by 2050. As a result, Goldman’s disclosure of absolute financed emissions, while welcome, lacks the analytical context that investors need to interpret these disclosures.

5.	Setting absolute targets will allow Goldman to demonstrate its commitment to reducing real-world emissions, consistent with its stated goal of achieving net zero absolute emissions by 2050, in order to mitigate climate change and the significant transition risks it poses to Goldman itself.

Setting absolute targets will allow Goldman to capitalize on its close proximity to its clients’ business to help them to drive down their GHG emissions and demonstrate Goldman’s commitment to reducing real-world emissions consistent with its stated goal of achieving net zero absolute emissions by 2050. In the six years following the Paris Climate agreement, Goldman provided nearly $119 billion in lending and underwriting to oil and gas companies, exposing it to significant transition risk.12 In fact, in Goldman’s own 2021 TCFD report, it acknowledged that insufficient management of climate risks will result in “higher probabilities of default and/or diminishing collateral value due to lower corporate profitability from transition risk and/or damage to physical assets”. 13

Without demonstrating that its intensity targets can result in real-world emissions reductions, Goldman may draw additional investor and regulatory scrutiny regarding its overall response to climate change. Setting absolute targets would mitigate these risks by enabling Goldman to demonstrate its commitment to reducing actual GHG emissions in line with its long-term goal of net zero absolute emissions by 2050.

In sum, intensity and absolute targets are different measurements that serve different and complementary purposes, but using intensity targets alone is an insufficient approach. Intensity targets allow for normalization as they adjust for different company sizes and production efficiency. They can also incentivize Goldman to support its clients’ efforts to improve efficiency and reduce emissions intensity. However, because different fossil fuels have different carbon intensities, using only intensity targets could allow Goldman’s clients to invest in expanded fossil fuel production that results in lower overall carbon intensity, but greater absolute emissions. Financing expanded fossil fuel production in the short term may lower carbon intensity, but will also be funding long-lived assets that will lock in carbon emissions for decades to come, undermining Goldman Sachs’s ability to achieve its 2050 net zero goal.

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11 https://news.bloomberglaw.com/us-law-week/corporate-boards-should-gear-up-for-more-climate-litigation

12 Banking on Climate Chaos: Banking on Climate Chaos 2022 - Banking on Climate Chaos

13 https://www.goldmansachs.com/accelerating-transition/accelerating-transition-report.pdf

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.

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Summary

Goldman should capitalize on its proximity to its clients’ business to help them to reduce actual GHG emissions by 2030, not just the intensity of those emissions. Setting absolute targets would demonstrate Goldman’s commitment to reducing real-world emissions consistent with its stated goal of achieving net zero absolute emissions by 2050.

Goldman Sachs has made significant commitments to addressing climate change, but it still has a long way to go in reducing its exposure to climate-related financial risk. Shareholders require benchmarks against which to track Goldman’s progress toward achieving net zero emissions and its impact on real-world emissions reductions.

I therefore urge you to vote FOR Proposal 8 requesting that interim 2030 targets for absolute emissions reductions. For questions, please contact Michael Garland, Assistant Comptroller for Corporate Governance and Responsible Investment, in the New York City Comptroller’s Office at mgarlan@comptroller.nyc.gov.

Sincerely,

Brad Lander

New York City Comptroller

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.

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